                                                                      EXHIBIT 99



Mr. R. Jones,
Independent Energy UK Limited,
6th Floor,
Radcliffe House,
Blenheim Court,
Solihull,
West Midlands,
B91 2AA.

Dear Sir,

            PROVED GAS RESERVES IN FIELD WITH INTERESTS ATTRIBUTABLE
                       TO INDEPENDENT ENERGY (UK) LIMITED
                               AT 30th JUNE, 1999

     In 1998 Gaffney, Cline & Associates Ltd. (GCA) was requested by Independent Energy UK Limited (IEUKL) to carry out an independent assessment of the latter's proved gas reserves in certain United Kingdom (UK) onshore blocks. In addition, GCA was instructed to derive the pre-tax Net Present Values (NPVs) attributable to IEUKL resulting from their use of the gas in generation of electricity to be sold to local customers via the relevant regional electricity company distribution system. GCA has now been requested by IEUKL to provide an updated assessment of the proved gas reserves and NPVs for the same fields.

     This letter summarizes the results of this independent reserves determination. GCA has completed an assessment of the three developed and three undeveloped gas fields that are operated by IEUKL which are located in various licence areas onshore UK (see Figure 1). Assessment of the fields is somewhat unusual, in that the gas produced is monetized by its use, or planned use, for locally-based power generation. In addition, where gas production is insufficient to maintain power generation from suitably-sized generation units, IEUKL purchases natural gas from third parties via pipeline connections to the UK's National or Regional Gas Transmission System. Two such power generation units have been installed and supplied with third party gas in the last year on two of the undeveloped fields. Overall, GCA's assessment for each field is based on the ongoing production of gas as part of individual, integrated power/gas projects. The reserves estimation and NPVs quoted are as at an effective date of June 30th, 1999, and are based upon information available to GCA as at 9th August, 1999.

     The following estimates of recoverable oil and gas reserve volumes have been prepared in accordance with the oil and gas reserves definitions set out in Rule 4-10 of the Securities and Exchange Commission (SEC) Regulation S-X (Appendix I - attached).

     In carrying out this assessment, GCA has relied on information provided by IEUKL. This comprised base data, interpreted data, technical reports, development plans, economic parameters and details of the licence interests held in each licence area. The reserves reported here are for gas only, as the volumes of associated condensate are estimated to be very small-to-negligible.

     DEVELOPED FIELDS

     CAYTHORPE

     Caythorpe Gas field is located in Licence area PL 234 in Yorkshire and is held 100% by IEUKL. The Licence expires in 2017. Two wells have been drilled to date to define a single geological structure with fault-dip closure. The first well (C-1) was drilled by the original operator, Kelt UK Limited (Kelt), in 1987 on the edge of the accumulation. The second (C-2) was also drilled by Kelt in 1989 from the same surface location, but the well-bore was deviated up to 44(degrees) to a crestal location to the west of C-1. Two gas bearing reservoirs have been tested: one in the Kirkham Abbey Dolomite formation (KAD) at 5,735 ft ss; and the other in the Rotliegendes sandstone formation at 6,000 ft ss. The Rotliegendes is a regionally-extensive formation and it is the main producing reservoir in many of the offshore gas fields in the southern sector of the UK North Sea. A total of more than 100 ft of core was collected from the Rotliegendes in wells C-1 and C-2 and this has provided a detailed description of the reservoir characteristics. The reservoir consists of two sections, with the upper part having the better reservoir properties (permeability more than 100 md) than the lower section (20 md). No core was collected from the KAD formation.

     Hydrocarbon columns were confirmed in both reservoirs from the interpretation of electric well logs, RFT pressure surveys, and well-tests. The gross column and it was estimated at 155 ft in the KAD based on a lowest known gas (LKG) and at 88 ft in the Rotliegendes. The initial reservoir pressures were determined from the RFT data with values for the Rotliegendes of 2,969 psia, and 2,835 psia for the KAD. The KAD was tested for 30 hours in well C-2 at up to 8 Million Standard Cubic Feet per Day (MMscfd) from a 42 ft interval. The reservoir is a tight Dolomite formation with production from a natural fracture system. The gas had an H2S content of around 5 parts per million
(ppm). Two separate production tests were completed in the Rotliegendes in well C-2. A lower section near the gas water contact (GWC) was tested at 1.0 MMscfd for 4 hours from a 10 ft interval. The section near the top of the reservoir was subsequently put on extended test from a 10 ft interval at rates up to 10 MMscfd. The Rotliegendes gas has no reported H2S content. Well log interpretation and core analysis indicates an average porosity of 15% for the KAD and 18% for the Rotliegendes and average water saturation of 40% for the KAD and 31% for the Rotliegendes.

     The Rotliegendes has an original GWC at 6,135 ft ss, and the KAD has a LKG at 5,890 ft ss. The mapped closure is approximately 213 acres for the Rotliegendes. The KAD has not been mapped, but a material balance analysis of the extended well test has been used to determine the size of the gas accumulation. GCA estimates the proved original gas in-place (OGIP) for the Rotliegendes as 7.46 billion cubic feet (BCF), and for the KAD as 3.0 BCF.

     The field was originally explored, developed and produced by Kelt from 1983 to February, 1997. Gas production has been from the Rotliegendes reservoir alone, with well C-2 being the only producing well in the field. The KAD reservoir is isolated by the well completion. The well produced at rates up to 10 MMscfd manly during the winter months. It has required two sand clean-out jobs to assist production performance, no other production problem issues being reported. Produced condensate has averaged around 5 Bbl/MMscf. The cumulative field production when IEUKL assumed operatorship in February, 1997 was 4.6 BCF and 26,000 Bbls. During the earlier period, a number of bottom hole pressure surveys were undertaken to monitor the average reservoir pressure performance. GCA has been able to verify that these data confirm (by material balance analysis) that the reservoir recovery process is not affected by any external fluid influx and, consequently, a high gas recovery (92%) can be achieved.

     The field was shut-in from March, 1996 until November, 1997, during which time IEUKL secured the transfer of the Licence and then obtained local planning and DTI approval for revisions to the development plan to allow onsite power generation. That plan includes producing the reservoirs to a lower abandonment pressure than proposed originally due to the new surface production configuration that can operate to a lower pressure (60 psig versus 295 psig). The project approval covers power generation operations up to 2009. IEUKL has operated and produced the field at rates up to l.78 MMscfd since December, 1997 with flowing wellhead pressures between 400 and 980 psig. The cumulative field gas production at end-June, 1999 was 5.55 BCF.

     GCA estimates, by material balance, the remaining economic proved developed gas reserves in the Rotliegendes reservoir to be 1.27 BCF as at 30th June, 1999. For the KAD reservoir, GCA estimates the proved developed gas reserves to be
0.45 BCF as at 30th June, 1999. In the absence of any extensive production from the KAD, a recovery factor of 15% is considered proven based on a regional analogy of similar reservoir performance (where water influx was an issue), IEUKL planned to stimulate the KAD formation by acidisation of the well during 1998, the plan being to commingle production from the Rotliegendes and the KAD reservoirs. However, IEUKL has now suspended this work indefinitely.

     ELSWICK

     The Elswick gas field is located in Licence area EXL 269 in Lancashire and is held 96% by IEUKL. The Licence expires in 2024. One well (E-1) was drilled by British Gas (the original operator) in 1990 and discovered a single faulted anticlinal geological structure. The reservoir in the Collyhurst sandstone was mapped at around 3,330 ft ss. The hydrocarbon column of 120 ft was confirmed by interpretation of electric well logs (based on a LKG) and well tests. A total of 120 ft of core was collected. The initial reservoir pressure was 1,685 psia at 3,419 ft measured wireline depth. Initial well testing showed that the reservoir is in a tight zone with an average permeability of less than 1 md. Eukan Energy Limited, which acquired the Licence in 1993, retested the well after a special reservoir stimulation treatment. It was tested for 80 hours at
0.2 MMscfd from a 96 ft interval. Well log interpretation indicates an average porosity of 5.6% and water saturation of 60%.

     The Collyhurst reservoir has a LKG at 3,443 ft ss, which has been used to limit the proved volume, with a possible GWC at 3,750 ft ss, within which the total mapped closure is 997 acres. The mapped proved area is 114 acres. GCA has now estimated the proved OGIP by material balance to be 1.11 BCF. The OGIP estimate has doubled since April 1998, based on the results from a recent pressure build up test. The test indicates higher reservoir pressures and better overall reservoir performance than previously anticipated, which GCA considers supports a higher overall recovery factor.

     The field has been operated by IEUKL since January, 1996. It has been on production as part of Phase I of a development program since June, 1996 at a rate of around 0.2 MMscfd and flowing wellhead pressures of 260-600 psig. The produced water rate has declined from an initial value of 5 Barrels of water per Day (Bwpd) to 1.5 Bwpd. The cumulative gas production at end-June, 1999 is
236.4 MMscf. The field monitoring plans include annual bottom hole pressure surveys to assess reservoir pressure performance.

     GCA estimates the remaining proved developed gas reserves to be 0.46 BCF as at 30th June, 1999, based on a recovery factor of 63% determined from consideration of material balance analysis and a minimum flowing wellhead pressure of 60 psig.

     TRUMFLEET

     The Trumfleet gas field is located in Licence area EXL 288 in Yorkshire and is held 96% by IEUKL. The Licence expires in 2024. A total of 5 exploration and appraisal wells have been drilled on a single faulted anticlinal geological structure. The discovery well (T-1) was drilled by British Petroleum (BP) in 1957 and a successful appraisal well (T-3) was drilled in 1962. Two reservoirs have been mapped at the T-3 location the Rough Rocks (RR) at 2,984 ft ss and the Beacon Hill Flags (BHF) at 3,215 ft ss. A total of 40 ft of core was collected from the two reservoirs from well T-1. During 1998, IEUKL shot approximately 22 km, ten lines, of 2D seismic over the Trumfleet structure. The new interpretation has confirmed that the proven production is restricted to a small fault block containing wells T-3 and T4 and, in addition, has increased confidence in the structural interpretation, the new structure being more highly faulted and smaller than that indicated by the previous mapping.

     Hydrocarbon columns were confirmed in both reservoirs by interpretation of electric well logs and well tests and amounted to 36 ft in the RR and 42 ft in the BHF (based on a LKG). The initial reservoir pressure in the BHF reservoir was 1,608 psia and for the RR it was 1,495 psia. Well T-1 was tested in the BHF at 0.2 MMscfd, while well T-3 was tested successfully at 1.0 Mmscfd from a 10 ft section also in the BHF (with an estimated absolute open flow potential (AOFP) of 7.8 MMscfd). The RR reservoir was also tested in T-3 at 0.25 MMscfd. The well log interpretation indicates an average porosity of 12.7% for RR and 15.4% for BHF and average water saturation of 50% for RR and 50% for BHF. Both zones have reported permeability in the range of 0.1-15 md but the BHF reservoir is considered to have better characteristics than the RR based on the well test performance.

     The RR reservoir has a LKG at 3.144 ft ss and that for the BHF reservoir is 3,344 ft ss. The new structural interpretation has reduced the total mapped closure; as a consequence, areas at the LKG contours are 345 and 341 acres for the RR and BHF respectively. The mapped proved areas for the RR and the BHF reservoirs are 42 and 31 acres respectively. GCA estimates the proved OGIP by volumetrics for the RR reservoir to be 0.26 BCF, and for the BHF reservoir to be
1.35 BCF.

     The field has been operated by IEUKL since January, 1996. Well T-4 was drilled in April/May, 1997 as Phase I of a development program and the two reservoirs tested. The field has been produced from the BHF since March, 1998 at an initial rate of 1.78 MMscfd, with flowing wellhead pressures in the range 160 - 1,400 psig. Subsequently, field production levels have declined. There has been no reported liquid production to date. The cumulative gas production at end-June, 1999 is 402.6 MMscf. This well is considered to drain a smaller fault block than previously mapped. IEUKL has remapped the field and a new well, T-6, will be drilled on the T-1 fault block (a proved undeveloped area in the BHF reservoir) in August, 1999 to maintain the field gas production profile. Production was taken from the RR reservoir in well T-4 whenever such gas supply was required. The field monitoring plans include annual bottom hole pressure surveys to assess the reservoir pressure performance. A PLT survey has been run in the T-4 well during 1998. The full results of this were not made available for GCA's review. However, from the conclusions of this survey, which were provided by IEUKL it is believed that 80% of current production is coming from the BHF formation.

     GCA estimates the remaining proved developed gas reserves as at 30th June, 1999 for the RR reservoir to be 0.05 BCF, and 0.002 BCF for the BHF reservoir. These estimates are based on a recovery factor of 66% for each reservoir (volumetric depletion from an isolated fault block) and a minimum flowing wellhead pressure of 60 psig. GCA also estimates the proved economic undeveloped gas reserves in the T-1 fault block for the BHF reservoir to be 0.74 BCF as at 30th June, 1999; no proved undeveloped gas reserves are estimated for the RR reservoir in this area. There are plans to drill well T-6 in the T-1 fault block region to recover the undeveloped reserves from the BHF reservoir. Drilling will commence by mid-August, 1999, and the well is expected to come onstream by October of the same year. The field production rate is expected to increase to 1.78 MMscfd as a result of the T-6 well. There are no plans for further wells to be drilled at this time.

     UNDEVELOPED FIELDS

     IRONVILLE

     The Ironville gas field is located in Licence area EXL 290 in Derbyshire and is held 96% by IEUKL. The Licence expires in 2024. Five wells have been drilled and have located several simple geological structures. The discovery was drilled by BP in 1957. A single reservoir, the Ashover sandstone, has been mapped at 1,253 ft ss. The hydrocarbon column has been confirmed by the interpretation of well logs and well-tests and is 82 ft thick. The initial reservoir pressure was 692 psia. The well was tested for 34 hours at rates up to 0.5 MMscfd. The test program included a stimulation treatment to improve reservoir deliverability after evidence of possible severe formation damage from drilling operations. Well log interpretations indicate an average porosity of 13% and average water saturation of 50%. A total of 70 ft of core was collected from well 1-3 and confirms a tight formation with a permeability of less than 10 md.

     The Ashover reservoir has LKG at 1,312 ft ss, with a mapped closure of 344 acres at this level. The proved area has been limited to 160 acres, based on consideration of the field geology and well test performance. GCA estimates the proved OGIP by volumetrics to be 1.29 BCF.

     The field has been operated by IEUKL since January, 1996. The phased development plans are that a new well will be drilled as a replacement for well 1-3 in the second half of 1999 as part of Phase I. The field production will commence at a rate of 0.44 MMscfd from the Ashover reservoir. Plans include commingling production from other known reservoir sections not yet tested. There are no estimated proved volumes for these other zones in this report.

     IEUKL has installed a power generation set already at the nearby Pye Bridge site and, since June, 1999, has taken gas from the UK grid to generate power. This will continue until the gasfield itself is on production (estimated currently at October, 1999), from which time a portion of the purchased gas used at Pye Bridge will be replaced by Ironville gas.

     GCA estimates the proved undeveloped gas reserves for the Ashover formation to be 0.56 BCF at as 30th June, 1999. These estimates are based on a recovery factor of 44% and a minimum flowing wellhead pressure of 60 psig.

     NOOKS FARM

     Nooks Farm gas field is located in Licence area EXL 289 in Staffordshire. The Licence expires in 2024. Two wells (NF-1 and NF-1A) have been drilled on a single, heavily faulted, geological structure. The discovery was drilled by Shell in 1983, the NF-1A well effectively being a twin of NF-1. A single reservoir, the Onecote sandstone, has been mapped at 424 ft ss. The hydrocarbon column has been confirmed by interpretation of electric well logs and well tests and is 124 ft. The initial reservoir pressure was 475 psia. Well NF-1A was tested for 14 hours at rates up to 1.4 MMscfd. The test program included several acid wash treatments to improve well deliverability. Well log interpretations indicate an average porosity of 13% and average water saturation of 51%. A total of 122 ft of core was collected from well NF-1A. Core analysis indicates a permeability of less than 5 md, whereas well test analysis indicates a value of 38 md, probably representing the effect of some wellbore fracturing.

     The Onecote reservoir has a LKG at 652 ft ss, with mapped closure of 696 acres at this level. The proved area within the NF-1A well fault block has a closure of 65 acres. GCA estimates the proved OGIP by volumetrics to be 0.63 BCF.

     The field has been operated by IEUKL since January, 1996. The phased development plans are that a new well will be drilled in the second half of 1999 as part of Phase I with a high angle well-bore through the reservoir. The wellbore is expected to extend into an adjacent fault block to the north that is not part of the proven area. The field production is anticipated to commence at a rate of 1.0 MMscfd.

     IEUKL has already installed a power generation set at the nearby Knypersley site, which began power generation in October, 1998 utilising gas purchased from the Transco system. This will continue until the gasfield itself is put on production, estimated currently for November, 1999. As with Ironville, at this time a portion of the purchased gas will then be "substituted" by Nooks Farm gas.

     GCA estimates the proved undeveloped gas reserves to be 0.37 BCF as at 30th June, 1999. This estimate is based on a recovery factor of 59% (volumetric depletion from a low pressured gas in an isolated fault block) and a minimum flowing wellhead pressure of 60 psig.

     GODLEY BRIDGE

     Godley Bridge gas field is located in Licence area EXL 291 in Surrey and is held 96% by IEUKL. The Licence expires in 2024. Conoco, the original operator, drilled three wells on the Licence in the early 1980s that tested three separate geological structures, with several reservoir targets in each. Godley Bridge-1 (GB-1) drilled in late 1982 tested successfully a Portland sandstone reservoir (the primary target) at 2,923 ft ss. The hydrocarbon column was confirmed by interpretation of the well logs and the well-tests and is 30 ft thick. The initial reservoir pressure was 1,397 psia. The reservoir was tested for 21 hours at rates up to 1.4 MMscfd. The test reported an H2S content of approximately 30 ppm in the gas but this has yet to be verified by properly controlled sampling. Well log interpretations indicate an average porosity of 17.3% and average water saturation of 37%. A total of 30 ft of core was collected from GB-1. Pressure build-up data show a rapid return to initial pressure conditions, indicating a high permeability, well connected reservoir.

     During 1998, a detailed analysis of seismic velocities was completed by a consultant for IEUKL and a new depth conversion and depth structure map produced. This revised mapping better honours the data and confirms the presence of three separate accumulations. The GB-1 accumulation is now smaller and separate from the Dunsfold dome to the east.

     The Portland sandstone in GB-1 has a GWC at 2,950 ft ss. Total mapped closure for the GB-1 structure is 272 acres at this GWC. The proved area is limited to 272 acres, based on consideration of the field geology and well test performance. GCA estimates the proved OGIP by volumetrics to be 2.21 BCF.

     The field has been operated by IEUKL since January, 1996. The phased development plans were that GB-1 would be re-entered in 1999 as part of Phase I and a sidetrack drilled at high angle towards the crest of the structure, some 2,500 ft from the present surface location. This program has been deferred for a year by IEUKL. The produced gas will be utilised completely by the gas engine-driven generators; hence no special plant is required to remove any H2S which may be present. The field production is now expected to commence in October, 2000 at a rate of 1.74 MMscfd.

     GCA estimates the proved undeveloped gas reserves to be 1.94 BCF as at 30th June, 1999. These estimates are based on a recovery factor of 88%, derived from volumetric depletion of a high permeability reservoir and a minimum flowing wellhead pressure of 60 psig.

     ECONOMIC ANALYSIS

     An economic analysis of the development of the proved developed and undeveloped reserves was performed for each field using electricity sales prices and other associated economic parameters as at June 30th, 1999 on an unescalated basis. Future capital and operating costs were derived from the development program forecasts prepared by IEUKL using a 1999 cost basis, uninflated. The total pre-tax (i.e. pre UK/US Income Taxes) NPV at 10% discount factor for the net reserves attributable to IEUKL for these six projects was derived as (Pounds)3.37 million. Table 1 summarizes the Net Gas Reserves and associated pre-tax NPV at 10% attributable to IEUKL at 30th June, 1999. Appendix II includes maps for each of the fields, plus a summary of key technical parameters referred to in the individual field comments above.

     In effecting this economic analysis, IEUKL's business of utilising on-site or nearby power generating facilities to monetize its reserves of natural gas required GCA to back-calculate an `effective' gas price to facilitate calculation of the cash flow revenue stream. This was necessary as no actual gas price is paid, with electricity sales providing the revenue stream. The effective gas price utilised for each field's economic analysis was derived from the value of the electricity generated from each individual gas field. In turn, this electricity value was built up from the effective average UK power pool selling price for 30th June, 1999 by adding a number of benefits which accrue to IEUKL by being an embedded power generator (i.e. benefits which result from, amongst other things, not having to transport its generated power via the UK's national power transmission grid). Once each field's electricity revenue had been calculated, GCA then derived the effective equivalent natural gas price received by IEUKL based on the thermal efficiency of the power generation units being employed and the net heating value of each respective field's gas. As an example, a summary of the Calculation process adopted for the Caythorpe gas field is given in the Appendix for a 24-hour generation operation. (It is to be noted that in this example GCA has utilised data for the location benefits, sales margin, generator efficiency and gas calorific value effects as provided by IEUKL. The Average Pool Selling Price and associated Transmission Uplift Price are those for June 30th, 1999 as stated in the `Financial Times' dated July 28th, 1999 (and agreed with IEUKL)).

     Additionally, in line with IEUKL's development program, GCA's economic analysis gives due recognition to the purchase of natural gas from third parties to allow full generation of power once each field's own gas supplies begin to decline. This is the case for all fields except Trumfleet and Elswick where no plans exist currently to utilize purchased gas. As a consequence, for the former, gas production find power generation is possible until (and including) July, 2003, while for Elswick, the current operation of running the generator from 6 a.m. each Monday morning through to midnight on each Friday will continue up to October, 1999 (inclusive). This will be followed by 16-hour, 7-day operation through to the end of May, 2006.

     For Caythorpe, where power production already takes place utilizing the field's own gas reserves, the use of purchased gas will be necessary from late 1999/early 2000 to maintain full generator operation. Here, where both produced and purchased gas are utilised, operating costs applicable to the Caythorpe gas are calculated on a pro rata basis according to gas throughput quantities. In the case of Nooks Farm and Ironville, IEUKL has already begun power generation utilising purchased gas. The same is intended for Godley Bridge. A portion of the purchased gas will then subsequently be substituted by each field's respective own production until such time when production decline occurs, when the proportion of purchased gas will once again become greater and eventually again be the only source of gas to each respective generation unit.

     The reserves reported above are estimates based upon professional engineering judgement and they are subject to future revisions, upwards or downwards, as a result of future operations and/or as additional information becomes available. In addition, commercial viability and ongoing production of the reserves will remain dependent on IEUKL's ability to sell electricity economically using gas purchased from the UK National Transmission System.

     GCA has acted as an independent reserves estimator for IEUKL. The company's senior partners, directors and employees have no financial interest in IEUKL. GCA's remuneration was not in any way contingent upon the reported reserve estimates. This report has been prepared for IEUKL and should not be used for purposes other than those for which it is intended.

                               Yours faithfully,

                        GAFFNEY, CLINE & ASSOCIATES LTD



                                  R. W. Poole
                               Projects Director

                                    TABLE 1


                                                    SUMMARY
                       GROSS FIELD GAS RESERVES AND ASSOCIATED NPV @ 10% ATTRIBUTABLE TO
                                         INDEPENDENT ENERGY UK LIMITED
                                               AT 30TH JUNE 1999
--------------------------------------------------------------------------------------------------------------
      FIELD                 PROVED                 PROVED                 TOTAL                10% PRE-TAX
                          DEVELOPED             UNDEVELOPED               PROVED                   NPV
                            (BCF)                  (BCF)                  (BCF)              (POUNDS)MILLION
--------------------------------------------------------------------------------------------------------------
Caythorpe                    1.27                   0.00                   1.27                    2.46
--------------------------------------------------------------------------------------------------------------
Elswick*                     0.46                      -                   0.46                    0.31
--------------------------------------------------------------------------------------------------------------
Trumfleet*                   0.05                   0.74                   0.79                   (0.07)
--------------------------------------------------------------------------------------------------------------
Godley Bridge*                  -                   1.94                   1.94                    1.14
--------------------------------------------------------------------------------------------------------------
Nooks Farm*                     -                   0.37                   0.37                   (0.21)
--------------------------------------------------------------------------------------------------------------
Ironville*                      -                   0.56                   0.56                   (0.26)
--------------------------------------------------------------------------------------------------------------
SUB TOTALS                   1.78                   3.61                   5.39                    3.37
--------------------------------------------------------------------------------------------------------------

Note: * The analysis is net of a 4% net-revenue interest that exists over each Licence interest except Caythorpe where no other interests apply.


                                                             Checked:  Approved:

                                   APPENDIX I

                    SEC DEFINITIONS FOR OIL AND GAS RESERVES


PROVED OIL AND GAS RESERVES

     Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

      (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation tests. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

      (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

      (iii) Estimates of proved reserves do not include the following: (A) oil that may become available from known reservoirs, but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors: (C) crude oil, natural gas and natural gas liquids that may occur in undrilled prospects; and (D) crude oil, natural gas and natural gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

PROVED DEVELOPED OIL AND GAS RESERVES

     Proved developed oil and gas reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.
Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms or primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

PROVED UNDEVELOPED RESERVES

     Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves or undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

                                  APPENDIX II

                        GASFIELD TECHNICAL SUMMARY DATA

                                 (PAGE 1 OF 2)

------------------------------------------------------------------------------------------------------------------------------
              FIELD                                 CAYTHORPE                                     TRUMFLEET
------------------------------------------------------------------------------------------------------------------------------
Reservoir (Name)                         Rotliegendes               KAD                 Rough Rock         Beacon Hill Flags
------------------------------------------------------------------------------------------------------------------------------
Reservoir (Type)                          Sandstone               Dolomite              Sandstone              Sandstone
------------------------------------------------------------------------------------------------------------------------------
Depth (ft ss)                               6,000                   5,735                  2,984                  3,215
------------------------------------------------------------------------------------------------------------------------------
Initial Reservoir Pressure (psia)           2,969                   2,835                  1,495                  1,808
------------------------------------------------------------------------------------------------------------------------------
Initial S.I. Wellhead (psig)                2,480                   2,363                  1,239                  1,328
------------------------------------------------------------------------------------------------------------------------------
Temperature ((degrees)F)                      147                     143                    107                    110
------------------------------------------------------------------------------------------------------------------------------
Porosity ((O))(%)                              18                      15                   12.7                   15.4
------------------------------------------------------------------------------------------------------------------------------
Gas Saturation (%)                             69                      60                     50                     50
------------------------------------------------------------------------------------------------------------------------------
Net to Gross (%)                 (greater than)90                     100                     90                     73
------------------------------------------------------------------------------------------------------------------------------
Permeability (md)                          22-120               Fractures                 0.1-15                 0.1-15
------------------------------------------------------------------------------------------------------------------------------
Formation Thickness (ft)                       88                     155                     36                     46
------------------------------------------------------------------------------------------------------------------------------
Gas Water Contact (ft ss)                   6,135                       -                      -                      -
------------------------------------------------------------------------------------------------------------------------------
Lowest Known Gas (LKG) (ft ss)                  -                   5,890                  3,144                  3,344
------------------------------------------------------------------------------------------------------------------------------
Proved Area (acres)                           213                       -                     42                     32
------------------------------------------------------------------------------------------------------------------------------
Total Closure (acres)                         213                  No map                    641                    537
------------------------------------------------------------------------------------------------------------------------------
Gas Gravity                                  0.64                    0.61                   0.62                   0.62
------------------------------------------------------------------------------------------------------------------------------
Gas FVF (SCF/ft/3/)                           201                     190                    109                    118
------------------------------------------------------------------------------------------------------------------------------
OGIP (BCF)                                   7.46                    3.00                   0.23                   1.14
------------------------------------------------------------------------------------------------------------------------------
Test Rate (MMSCFD)                           10.0                     8.0                   0.25                    1.0
------------------------------------------------------------------------------------------------------------------------------
Test Duration (hrs)                       Extended                     30               No known              Not known
------------------------------------------------------------------------------------------------------------------------------
Stimulation Treatment                           -                       y                      -                      -
------------------------------------------------------------------------------------------------------------------------------
Production History                              Y                       -                      -                      y
------------------------------------------------------------------------------------------------------------------------------
Cumulative Production (BCF)                  5.55                       -                   0.17                   0.23
------------------------------------------------------------------------------------------------------------------------------
Pressure Surveys                                Y                       -                      -                      -
------------------------------------------------------------------------------------------------------------------------------
Production Logging                              -                       -                      y                      y
------------------------------------------------------------------------------------------------------------------------------
Production Issues                            Sand                   H\2\S                      -                      -
------------------------------------------------------------------------------------------------------------------------------

                        GASFIELD TECHNICAL SUMMARY DATA

                                 (PAGE 2 OF 2)

-------------------------------------------------------------------------------------------------------------------------------
              FIELD                        ELSWICK               IRONVILLE              NOOKS FARM            GODLEY BRIDGE
-------------------------------------------------------------------------------------------------------------------------------
Reservoir (Name)                       Collyhurst                Ashover                  Onecote                Portland
-------------------------------------------------------------------------------------------------------------------------------
Reservoir (Type)                        Sandstone              Sandstone                Sandstone              Sandstone
-------------------------------------------------------------------------------------------------------------------------------
Depth (ft ss)                               3,330                  1,253                      424                  2,923
-------------------------------------------------------------------------------------------------------------------------------
Initial Reservoir Pressure (psia)           1,685                    692                      475                  1,397
-------------------------------------------------------------------------------------------------------------------------------
Initial S.I. Wellhead (psig)                1,410                    650                      453                  1,023
-------------------------------------------------------------------------------------------------------------------------------
Temperature ((degrees)F)                       83                     86                      121                    106
-------------------------------------------------------------------------------------------------------------------------------
Porosity ((O))(%)                              10                     13                     12.5                     18
-------------------------------------------------------------------------------------------------------------------------------
Gas Saturation (%)                             63                     50                       49                   60.1
-------------------------------------------------------------------------------------------------------------------------------
Net to Gross (%)                               32                     90                       55                     77
-------------------------------------------------------------------------------------------------------------------------------
Permeability (md)                    (less than)1          (less than)10   (less than)5 (core) 38 (test)              70
-------------------------------------------------------------------------------------------------------------------------------
Formation Thickness (ft)                      113                     82                      124                     30
-------------------------------------------------------------------------------------------------------------------------------
Gas Water Contact (ft ss)                       -                      -                        -                      -
-------------------------------------------------------------------------------------------------------------------------------
Lowest Known Gas (LKG) (ft ss)              3,443                  1,312                      652                  2,950
-------------------------------------------------------------------------------------------------------------------------------
Proved Area (acres)                         114.2                    160                     64.7                    160
-------------------------------------------------------------------------------------------------------------------------------
Total Closure (acres)                         997                    344                      696                  1,808
-------------------------------------------------------------------------------------------------------------------------------
Gas Gravity                                  0.62                   0.60                     0.65                   0.66
-------------------------------------------------------------------------------------------------------------------------------
Gas FVF (SCF/ft/3/                            125                     48                       31                    108
-------------------------------------------------------------------------------------------------------------------------------
OGIP (BCF)                                   1.11                   1.29                     .063                    2.6
-------------------------------------------------------------------------------------------------------------------------------
Test Rate (MMSCFD)                            0.2                    0.5                     1.45                    1.4
-------------------------------------------------------------------------------------------------------------------------------
Test Duration (hrs)                      Extended                     34                 Extended                     21
-------------------------------------------------------------------------------------------------------------------------------
Stimulation Treatment                           y                      y                        y                      -
-------------------------------------------------------------------------------------------------------------------------------
Production History                              y                      -                        -                      -
-------------------------------------------------------------------------------------------------------------------------------
Cumulative Production (BCF)                  0.24                      -                        -                      -
-------------------------------------------------------------------------------------------------------------------------------
Pressure Surveys                                y                      -                        -                      -
-------------------------------------------------------------------------------------------------------------------------------
Production Logging
-------------------------------------------------------------------------------------------------------------------------------
Production Issues                               -                      -                        -                  H\2\S
-------------------------------------------------------------------------------------------------------------------------------

                               CAYTHORPE GASFIELD
                         EXAMPLE GAS PRICE CALCULATION


Power Pool Selling Price (& Transmission Uplift)                      2.520 pence/kWh
------------------------------------------------------------------------------------------------
Location Benefits                                                     0.154 pence/kWh
------------------------------------------------------------------------------------------------
Sales Margin                                                          0.067 pence/kWh
------------------------------------------------------------------------------------------------
Generated Electricity Value                                           2.741 pence/kWh
------------------------------------------------------------------------------------------------
Generator Efficiency                                                  40.5%
------------------------------------------------------------------------------------------------
Net Calorific Value of Gas                                            957.36 BTU/SCF
------------------------------------------------------------------------------------------------
Required Gas Input                                                    8.8 SCF/kWh Output
------------------------------------------------------------------------------------------------
Equivalent Gas Price                                                  3.12 (Pounds)/MSCF
------------------------------------------------------------------------------------------------